SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

E-compass Acquisition Corp.
(Name of Issuer)

Ordinary Shares, $0.0001 par value
(Title of Class of Securities)

G2920Y 101
(CUSIP Number)

[_____Li Mei______]

Shenwan Hongyuan Securities Co., Ltd.

(On Behalf of <Shenwan Hongyuan 2015-002QDII Individual Asset Management Product>)

45F, No. 989, Changle Road

Shanghai, 200031, the PRC

Telephone:[+862133389888 ]

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 18, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 82936K 102	SCHEDULE 13D	Page 2 of 6 Pages

1

NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Shenwan Hongyuan Securities Co., Ltd. (On Behalf of <Shenwan Hongyuan 2015-002QDII Individual Asset Management Product>)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,000,000
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 2,000,000
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,000,000 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IV

CUSIP No. 82936K 102	SCHEDULE 13D	Page 3 of 6 Pages

This Schedule 13D (“Schedule 13D”) is filed by Shenwan Hongyuan Securities Co., Ltd. (on behalf of<Shenwan Hongyuan 2015-002QDII Individual Asset Management Product>) (“Shenwan”) with respect to ownership of Ordinary Shares, par value $0.0001 (the “Ordinary Shares”) of E-compass Acquisition Corp., a Cayman Islands exempted company (the “Issuer”).

The percentage of beneficial ownership reflected in this Schedule 13D is based upon 5,310,000 Ordinary Shares outstanding as of August 18, 2015.

Item 1. Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the Ordinary Shares of the Issuer. The Issuer’s principal executive offices are located at 6F/Tower, 2 West Prosper Centre, No.5, Guanghua Road, Chaoyang District, Beijing, 100020, P.R. China.

Item 2. Identity and Background.

Shenwan’s address is 45F, No. 989, Changle Road, Shanghai, 200031, the PRC.

Shenwan has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Shenwan has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Shenwan is a full service brokerage firm.

Item 3. Sources and Amount of Funds or Other Consideration.

On August 18, 2015, Shenwan acquired an aggregate of 2,000,000 units of the Issuer in the Issuer’s initial public offering (“IPO”) at a price of $10.00 per unit, for an aggregate purchase price of $20,000,000. Each unit consists of one Ordinary Share and one right (“Right”) to receive one-tenth (1/10) of an Ordinary Shares upon the consummation of the Issuer’s initial business combination (as described more fully in the Issuer’s Final Prospectus dated August 18, 2015) (“Unit”). Shenwan used fund capital for this purchase. In connection with this purchase, Shenwan entered into a Letter Agreement and a Waiver Agreement as more fully described in Item 6 of this Schedule 13D which information is incorporated herein by reference.

CUSIP No. 82936K 102	SCHEDULE 13D	Page 4 of 6 Pages

Item 4. Purpose of Transaction.

The acquisitions reported on in this Schedule 13D were made for investment purposes. Shenwan may acquire or dispose of additional securities or sell securities of the Issuer from time to time in the market or in private transactions, subject to the restrictions in the Letter Agreement and Waiver Agreement described in Item 6 of this Schedule 13D which information is incorporated herein by reference. As described above in Item 3, Shenwan hold and aggregate of 2,000,000 Rights which will entitle them to receive an aggregate of 200,000 Ordinary Shares upon the consummation of the Issuer’s initial business combination. Shenwan has not entered into any other agreements to acquire additional Ordinary Shares at this time.

Except as discussed above, Shenwan does not have any plans or proposals to acquire or dispose of securities of the Issuer, effect an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries, cause a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, cause any material change in the present capitalization or dividend policy of the Issuer, cause a change in the present board of directors or management of the Issuer, cause any other material change in the Issuer’s business or corporate structure, cause any changes in the Issuer’s charter or bylaws or other actions that may impede the acquisition of control of the Issuer by any person, cause a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association, cause a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, or take any other action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

Shenwan is the beneficial owner of 2,000,000 Ordinary Shares of the Issuer or approximately 37.7 % of the Issuer’s outstanding Ordinary Shares. Shenwan has sole voting and dispositive power over the shares it holds. This does not include 200,000 Ordinary Shares issuable upon exchange of the 2,000,000 Rights of the Issuer held by Shenwan upon consummation of the Issuer’s initial business combination.

In the last 60 days, Shenwan has not effected any transactions of the Issuer’s Ordinary Shares, except as described in Item 3 of this Schedule 13D which information is incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Shenwan is party to a letter agreement with the Issuer dated August 18, 2015 (“Letter Agreement”). Pursuant to the Letter Agreement, Shenwan agreed, among other things, (i) not to transfer 1,000,000 Ordinary Shares included in the Units acquired in the IPO prior to the consummation of the Issuer’s initial business combination, (ii) to vote such shares in favor of any proposed initial business combination, and (iii) not to convert any such shares for cash from the Issuer’s trust account in connection with a stockholder vote to approve a business combination.

CUSIP No. 82936K 102	SCHEDULE 13D	Page 5 of 6 Pages

Shenwan also entered into a waiver agreement with the Issuer and the underwriter of the IPO, Cantor Fitzgerald & Co. (“Cantor”) dated August 18, 2015 (“Waiver Agreement”). Pursuant to the Waiver Agreement, Shenwan agreed, among other things, (i) to waive its right to receive an aggregate of $0.40 per Ordinary Share included with the Units if the Issuer is unable to consummate a business combination within the time period required by the Issuer’s Amended and Restated Memorandum and Articles of Association, and (ii) not to transfer 2,000,000 Units acquired by Shenwan in the IPO prior to the consummation of the Issuer’s initial business combination.

Item 7. Material to be filed as Exhibits.

1. Letter Agreement among the Issuer and Shenwan.

2. Waiver Agreement among the Issuer, Cantor and Shenwan.

CUSIP No. 82936K 102	SCHEDULE 13D	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 6, 2015

Shenwan Hongyuan Securities Co., Ltd. (On Behalf
of <Shenwan Hongyuan 2015-002QDII Individual
Asset Management Product>):

By:	/s/ Li Mei
Name: Li Mei
Title: Legal Representative of Shenwan Hongyuan Securities Co., Ltd.

Exhibit 1

August 12, 2015

E-compass Acquisition Corp.

6F/Tower, 2 West Prosper Centre

No.5, Guanghua Road

Chaoyang District

Beijing, 100020, P.R. China

Cantor Fitzgerald & Co.

499 Park Avenue

New York, New York 10022

Re:	Initial Public Offering

Gentlemen:

This letter is being delivered to you in accordance with the Underwriting Agreement (the “Underwriting Agreement”) to be entered into by and between E-compass Acquisition Corp., a Cayman Islands exempted company (the “Company”), and Cantor Fitzgerald & Co., as underwriter (the “Underwriter”), relating to an underwritten initial public offering (the “IPO”) of the Company’s units (the “Units”), each comprised of one ordinary share of the Company, par value $0.0001 per share (the “Ordinary Shares”), and one right (“Right”) to receive one-tenth of one Ordinary Share upon consummation of the Company’s initial Business Combination. Certain capitalized terms used herein are defined in paragraph 6 hereof.

The undersigned intends to purchase at least 2,000,000 Units in the IPO (such 2,000,000 Units being referred to herein as the “Purchased Units”). The undersigned has agreed, pursuant to a separate letter agreement dated as of the date hereof, that it will waive certain liquidation and conversion rights with respect to such Purchased Units.

In order to induce the Company and the Underwriter to enter into the Underwriting Agreement and to proceed with the IPO, and in recognition of the benefit that such IPO will confer upon the undersigned as a shareholder of the Company, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the undersigned further hereby agrees with the Company and the Underwriter as follows with respect to 1,000,000 Units included within the Purchased Units (such 1,000,000 Units being referred to herein as the “Restricted Units”):

1

1.       The undersigned will not sell, assign, transfer, pledge, hypothecate or otherwise dispose (each a “Transfer”) of the Restricted Units prior to the consummation of a Business Combination; provided, however, that the undersigned may Transfer any such Restricted Units if, and only if, the prospective transferee executes a written agreement pursuant to which such transferee is bound by the same terms and conditions of this letter agreement. The undersigned understands and acknowledges that the certificates representing the Restricted Units purchased by him, her or it in the IPO will bear a legend indicating the foregoing restriction on Transfers.

2.       If the Company solicits approval of its stockholders of a Business Combination, the undersigned will vote all Ordinary Shares included within the Restricted Units in favor of such Business Combination.

3.       The undersigned hereby waives his, her or its right to exercise conversion rights, as described in the Registration Statement, with respect to any Ordinary Shares included within the Restricted Units, and agrees that he, she or it will not seek conversion with respect to such shares in connection with any vote on a Business Combination with respect thereto.

4.       The undersigned has full right and power, without violating any agreement by which he, she or it is bound, to enter into this letter agreement.

5.       In connection with Section 5-1401 of the General Obligations Law of the State of New York, this letter agreement shall be governed by, and construed in accordance with, the laws of the State of New York without regard to principles of conflicts of law that would result in the application of the substantive law of another jurisdiction. The parties hereto agree that any action, proceeding or claim arising out of or relating in any way to this letter agreement shall be resolved through final and binding arbitration in accordance with the International Arbitration Rules of the American Arbitration Association (“AAA”). The arbitration shall be brought before the AAA International Center for Dispute Resolution’s offices in New York City, New York, will be conducted in English and will be decided by a panel of three arbitrators selected from the AAA Commercial Disputes Panel and that the arbitrator panel’s decision shall be final and enforceable by any court having jurisdiction over the party from whom enforcement is sought. The cost of such arbitrators and arbitration services, together with the prevailing party’s legal fees and expenses, shall be borne by the non-prevailing party or as otherwise directed by the arbitrators. The undersigned hereby appoints, without power of revocation, Graubard Miller 405 Lexington Avenue New York, New York 10174, Fax No.: (212) 818-8881 Attn: David Alan Miller, Esq., as its agent to accept and acknowledge on its behalf service of any and all process which may be served in any arbitration, action, proceeding or counterclaim in any way relating to or arising out of this letter agreement.

2

6.       As used herein, (i) a “Business Combination” shall mean a merger, share exchange, asset acquisition, share purchase, recapitalization, reorganization or other similar business combination with one or more businesses or entities, or entering into contractual arrangements that give the Company control over such businesses or entities, all as more fully described in the Registration Statement; and (ii) “Registration Statement” means the registration statement on Form S-1 (File No. 333-204054), as amended, filed by the Company with the Securities and Exchange Commission with respect to the IPO.

7.       Any notice, consent or request to be given in connection with any of the terms or provisions of this letter agreement shall be in writing and shall be sent by express mail or similar private courier service, by certified mail (return receipt requested), by hand delivery or facsimile transmission.

8.       No party hereto may assign either this letter agreement or any of its rights, interests, or obligations hereunder without the prior written consent of the other party. Any purported assignment in violation of this paragraph shall be void and ineffectual and shall not operate to transfer or assign any interest or title to the purported assignee. This letter agreement shall be binding on the parties hereto and any successors and assigns thereof.

9.       The undersigned acknowledges and understands that the Underwriter and the Company will rely upon the agreements, representations and warranties set forth herein in proceeding with the IPO.

Shenwan Hongyuan Securities Co. Ltd.
Print Name

/s/ Shenwan Hongyuan Securities Co. Ltd.
Signature

Accepted and Agreed:

E-compass Acquisition Corp.

By:	/s/ Richard Xu
Name: Richard Xu
Title: Chief Executive Officer

Cantor Fitzgerald & Co.

By:	/s/ James Bond
Name: James Bond
Title: Chief Operating Officer

Exhibit 2

August 12, 2015

E-compass Acquisition Corp.

6F/Tower, 2 West Prosper Centre

No.5, Guanghua Road

Chaoyang District

Beijing, 100020, P.R. China

Cantor Fitzgerald & Co.

499 Park Avenue

New York, New York 10022

Re:	Initial Public Offering

Gentlemen:

This letter is being delivered to you in accordance with the Underwriting Agreement (the “Underwriting Agreement”) to be entered into by and between E-compass Acquisition Corp., a Cayman Islands exempted company (the “Company”), and Cantor Fitzgerald & Co., as underwriter (the “Underwriter”), relating to an underwritten initial public offering (the “IPO”) of the Company’s units (the “Units”), each comprised of one ordinary share of the Company, par value $0.0001 per share (the “Ordinary Shares”), and one right (“Right”) to receive one-tenth of one Ordinary Share upon consummation of the Company’s initial Business Combination. The undersigned intends to purchase at least 2,000,000 Units in the IPO (such 2,000,000 Units being referred to herein as the “Restricted Units”). Certain capitalized terms used herein are defined in paragraph 5 hereof.

In order to induce the Company and the Underwriter to enter into the Underwriting Agreement and to proceed with the IPO, and in recognition of the benefit that such IPO will confer upon the undersigned as a shareholder of the Company, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the undersigned hereby agrees with the Company and the Underwriter as follows:

1.        The undersigned hereby waives its right to receive an aggregate of $0.40 per Ordinary Share included within the Restricted Units if the Company solicits approval of its shareholders of a Business Combination or the Company is unable to consummate a Business Combination within the time period required by its Amended and Restated Memorandum and Articles of Association, as the same may be amended from time to time, and is forced to liquidate such that the undersigned will receive $0.40 less per share than the other public investors in the IPO will receive upon conversion or liquidation.

1

2.        The undersigned will not sell, assign, transfer, pledge, hypothecate or otherwise dispose (each a “Transfer”) of the Restricted Units prior to the earlier of the consummation of a Business Combination or the Company’s liquidation; provided, however, that the undersigned may Transfer any such Restricted Units if, and only if, the prospective transferee executes a written agreement pursuant to which such transferee is bound by the same terms and conditions of this letter agreement. The undersigned understands and acknowledges that the certificates representing the Restricted Units purchased by him, her or it in the IPO will bear a legend indicating the foregoing restriction on Transfers.

3.        The undersigned has full right and power, without violating any agreement by which he, she or it is bound, to enter into this letter agreement.

4.        In connection with Section 5-1401 of the General Obligations Law of the State of New York, this letter agreement shall be governed by, and construed in accordance with, the laws of the State of New York without regard to principles of conflicts of law that would result in the application of the substantive law of another jurisdiction. The parties hereto agree that any action, proceeding or claim arising out of or relating in any way to this letter agreement shall be resolved through final and binding arbitration in accordance with the International Arbitration Rules of the American Arbitration Association (“AAA”). The arbitration shall be brought before the AAA International Center for Dispute Resolution’s offices in New York City, New York, will be conducted in English and will be decided by a panel of three arbitrators selected from the AAA Commercial Disputes Panel and that the arbitrator panel’s decision shall be final and enforceable by any court having jurisdiction over the party from whom enforcement is sought. The cost of such arbitrators and arbitration services, together with the prevailing party’s legal fees and expenses, shall be borne by the non-prevailing party or as otherwise directed by the arbitrators. The undersigned hereby appoints, without power of revocation, Graubard Miller 405 Lexington Avenue New York, New York 10174, Fax No.: (212) 818-8881 Attn: David Alan Miller, Esq., as its agent to accept and acknowledge on its behalf service of any and all process which may be served in any arbitration, action, proceeding or counterclaim in any way relating to or arising out of this letter agreement.

5.        As used herein, (i) a “Business Combination” shall mean a merger, share exchange, asset acquisition, share purchase, recapitalization, reorganization or other similar business combination with one or more businesses or entities, or entering into contractual arrangements that give the Company control over such businesses or entities, all as more fully described in the Registration Statement; and (ii) “Registration Statement” means the registration statement on Form S-1 (File No. 333-204054), as amended, filed by the Company with the Securities and Exchange Commission with respect to the IPO.

2

6.        Any notice, consent or request to be given in connection with any of the terms or provisions of this letter agreement shall be in writing and shall be sent by express mail or similar private courier service, by certified mail (return receipt requested), by hand delivery or facsimile transmission.

7.        No party hereto may assign either this letter agreement or any of its rights, interests, or obligations hereunder without the prior written consent of the other party. Any purported assignment in violation of this paragraph shall be void and ineffectual and shall not operate to transfer or assign any interest or title to the purported assignee. This letter agreement shall be binding on the parties hereto and any successors and assigns thereof.

8.        The undersigned acknowledges and understands that the Underwriter and the Company will rely upon the agreements, representations and warranties set forth herein in proceeding with the IPO.

Shenwan Hongyuan Securities Co. Ltd.
Print Name

/s/ Shenwan Hongyuan Securities Co. Ltd.
Signature

Accepted and Agreed:

E-compass Acquisition Corp.

By:	/s/ Richard Xu
Name: Richard Xu
Title: Chief Executive Officer

Cantor Fitzgerald & Co.

By:	/s/ James Bond
Name: James Bond
Title: Chief Operating Officer